NOTICE OF ANNUAL AND SPECIAL MEETING OF

SHAREHOLDERS & MANAGEMENT INFORMATION

CIRCULAR

MAY 6, 2013

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Jaguar Mining Inc. (the "Corporation") will be held at Norton Rose Canada, LLP, 200 Bay Street, Suite 3800, Toronto, Ontario, Canada M5J 2Z4, on Monday, June 10, 2013 at 11:00 a.m. (Eastern Standard Time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2012, together with the auditor’s report thereon;
2.	to elect the directors for the ensuing year;

3.	to reappoint KPMG LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;
4.	to consider and, if deemed appropriate, pass an ordinary resolution approving, ratifying and confirming an amendment to By-Law Number 2 of the Corporation to add an advance notice requirement for nominations of directors by shareholders in certain circumstances as more particularly set out in the accompanying management information circular;

5.	to consider and, if deemed appropriate, pass an ordinary resolution approving, ratifying and confirming the Shareholder Rights Plan Agreement of the Corporation as more particularly set out in the accompanying management information circular; and

6.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Board of Directors of the Corporation has fixed the record date as of May 6, 2013 for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to properly complete, sign, date and return the form of proxy accompanying this Notice of Meeting in the envelope provided for that purpose. In order to appoint a proxy nominee to represent, attend and act on behalf of a Shareholder at the Meeting, Shareholders must properly complete, sign and date the accompanying form of proxy and deposit the form of proxy with (i) Computershare Investor Services Inc., the Corporation's registrar and transfer agent, at the address set out in the accompanying form of proxy no later than 11:00 a.m. (Eastern Standard Time) on June 6, 2013, or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used prior to the commencement thereof. As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, registered Shareholders may vote by telephone or via the Internet by following the instructions set out in the form of proxy and Management Information Circular accompanying this Notice of Meeting. Beneficial Shareholders who receive the form of proxy or other voting instruction form directly from the Corporation or through an intermediary must deliver their proxy or voting instruction form, as applicable, in strict accordance with the instructions set out therein, which instructions may allow for voting via the Internet or by phone.

Shareholders who are unable to attend the Meeting in person are urged to complete, sign, date and return the form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein to Computershare Investor Services Inc. as soon as possible so that as large a representation as possible may be had at the Meeting.

DATED at Belo Horizonte, Minas Gerais, this 6th day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF JAGUAR MINING INC.

RICHARD D. FALCONER
Richard D. Falconer
Chairman of the Board of Directors

TABLE OF CONTENTS

APPOINTMENT AND REVOCATION OF PROXIES	1

VOTING AND EXERCISE OF DISCRETION BY PROXIES	3

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	4

particulars of matters to be acted upon	4

STATEMENT OF EXECUTIVE COMPENSATION	15

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	34

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	34

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	35

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION	35

OTHER BUSINESS	36

CORPORATE GOVERNANCE DISCLOSURE	36

ADDITIONAL INFORMATION	42

APPROVAL	42

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Rua Levindo Lopes 323

Funcionários, Belo Horizonte, Minas Gerais
CEP 30140-170, Brazil

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular, including all exhibits hereto (the "Circular"), is furnished in connection with the solicitation by the management of Jaguar Mining Inc. (the "Corporation" or "Jaguar") of proxies to be used at the annual and special meeting of holders of common shares (the "Shareholders") of the Corporation or any and all adjournments or postponements thereof (the "Meeting") to be held at 11:00 a.m. (Eastern Standard Time) on June 10, 2013 (the "Meeting Date") at Norton Rose Canada, LLP, 200 Bay Street, Suite 3800, Toronto, Ontario, Canada M5J 2Z4 for the purposes set forth in the accompanying notice of meeting.

APPOINTMENT AND REVOCATION OF PROXIES

General

The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone, e-mail, internet, facsimile or other means of communication by regular employees, officers, directors and agents of the Corporation at nominal cost. The cost of such solicitation by management will be borne by the Corporation. The Corporation will reimburse investment dealers, banks, custodians, nominees and other fiduciaries for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of common shares (the "Shares") of the Corporation. Except as otherwise stated, the information contained herein is given as of May 6, 2013.

Only registered Shareholders or their duly appointed proxy nominees are permitted to vote at the Meeting. You are a non-registered Shareholder if you are a Shareholder whose Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates (a "Non-Registered Holder").

These security holder materials are being sent to both registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

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Non-Registered Holders who have not objected to their intermediary disclosing certain information about them to the Corporation are referred to as "NOBOs", whereas Non-Registered Holders who have objected to their intermediary disclosing ownership information about them to the Corporation are referred to as "OBOs". In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to send the Notice of Meeting, this Circular and the related form of proxy or voting instruction form (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly to the OBOs through their intermediaries. By choosing to send the Meeting Materials directly to NOBOs, the Corporation (and not the intermediary holding Shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Registered Shareholders

The proxy nominees named in the form of proxy accompanying this Circular are officers of the Corporation. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent, attend and act on behalf of the Shareholder at the Meeting may do so either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy. In either case, the proxy must be properly completed, signed, dated, and (i) deposited with Computershare Investor Services Inc. ("Computershare"), the Corporation's registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 11:00 a.m. (Eastern Standard Time) on June 6, 2013, or at least 48 hours, excluding Saturday, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, a registered Shareholder (a Shareholder whose name appears on the certificate(s) representing its Shares) may vote by telephone or via the Internet. To vote by telephone, a registered Shareholder must call the toll-free phone number specified on the enclosed form of proxy from a touch tone telephone and, when prompted, enter their Holder Account Number and Proxy Access Number as set out on the form of proxy and then listen for voting instructions. To vote using the Internet, a registered Shareholder must go to the website specified on the enclosed form of proxy, enter the Holder Account Number and Proxy Access Number set out on the form of proxy and then follow the voting instructions on the screen. If a Shareholder's form of proxy does not contain a Holder Account Number or a Proxy Access Number, they will not be able to vote by telephone or via the Internet.

If you vote by telephone or by using the Internet, DO NOT complete or return the enclosed form of proxy. Voting by mail is the only method to vote Shares held in the name of a corporation, or to vote Shares being voted on behalf of another individual. Voting by mail or using the Internet are the only methods by which a Shareholder may appoint a person as proxy nominee, other than the management proxy nominees named in the form of proxy accompanying this Circular, to represent, attend and act on behalf of the Shareholder at the Meeting.

Non-Registered Shareholders

If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Circular as specified in the voting instruction form. The voting instruction form applicable to NOBOs allows for voting by telephone, via the Internet or by mail, depending on the applicable circumstances.

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If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you (unless you have waived your right to receive them) and to seek your instructions as how to vote your Shares in respect of each of the matters described in this Circular to be voted on at the Meeting. Each intermediary has its own procedures which should be carefully followed by Non-Registered Holders who are OBOs to ensure that their Shares are voted by the intermediary on their behalf at the Meeting. These procedures may allow for voting by telephone, via the Internet, by mail and/or by facsimile. The applicable instructions for each such method of voting will be set out in the form of proxy or voting instruction form provided by the intermediary. OBOs should contact their intermediary and carefully follow the voting instructions provided by such intermediary. Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the intermediary and following the intermediary's instructions for return of the executed form of proxy or voting instruction form.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his or her attorney authorized in writing, and deposited either: (i) with the Corporation or Computershare no later than 11:00 a.m. (Eastern Standard Time) on June 6, 2013 or the last business day preceding the day of any adjourned or postponed Meeting; (ii) with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting; or (iii) in any other manner permitted by law.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Shares represented by proxy will be voted for, or withheld from voting in respect of, each of the matters described herein in accordance with the instructions of Shareholders on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. IN THE ABSENCE OF SUCH SPECIFICATION OF VOTING PREFERENCE, SUCH SHARES SHALL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH IN THIS CIRCULAR. The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting accompanying this Circular, or other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting, the Shares represented by proxies in favour of the proxy nominees named in the form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominee.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Shares. The Shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol "JAG". As of May 6, 2013, the Corporation had 85,080,567 Shares issued and outstanding, with each Share carrying the right to one vote.

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In accordance with applicable laws, the board of directors of the Corporation (the "Board") has provided notice of and fixed the record date as of May 6, 2013 (the "Record Date") for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are registered holders of Shares at the close of business on the Record Date and the number of Shares registered in the name of each person on that date. Each Shareholder registered on the list of Shareholders of the Corporation as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Share registered in his or her name as it appears on the list.

To the best of the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10 percent or more of the voting rights attached to any class of outstanding voting securities of the Corporation, as of May 6, 2013.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the 2012 fiscal year, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

particulars of matters to be acted upon

A.	Financial Statements

At the Meeting, the audited financial statements for the fiscal year ended December 31, 2012 and the report of the auditor’s thereon will be placed before the Meeting.

B.	Appointment and Remuneration of the Auditors

Management proposes to reappoint KPMG LLP, Chartered Accountants ("KPMG"), as the auditors of the Corporation and proposes that the Shareholders authorize the directors to fix the remuneration of the auditors. Unless such authority is withheld, the management proxy nominees named in the accompanying form of proxy intend to vote "FOR" the reappointment of KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. KPMG has acted as the Corporation's auditors since March 2002. To be effective, such resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

C.	Election of Directors

At the Meeting, Shareholders will be asked to elect Frederick W. Hermann, who was appointed as a director by the Board on September 27, 2012, Luis Ricardo Miraglia, who was also appointed as a director by the Board on September 27, 2012, David M. Petroff, who was appointed as a director by the Board on September 10, 2012, George Bee, Edward Reeser, Derrick Weyrauch and to re-elect Richard D. Falconer to the Board (the "Nominees"). Messrs. Andrew C. Burns, Gilmour Clausen and Anthony Griffiths, all current members of the Board, will not stand for re-election.

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In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of Shareholders or until a successor is elected or appointed, is seven. Unless such authority is withheld, the management nominees named in the accompanying form of proxy intend to vote "FOR" the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the management nominees named in the accompanying form of proxy reserve the right to vote for another person as a director in their discretion unless authority to vote in the election of directors is withheld. Each director elected will hold office until the close of business at the next annual meeting of the Shareholders or until his successor is elected or appointed, provided however, that if a director receives a greater number of votes "WITHHELD" than votes "FOR", such director will be subject to the majority voting policy of the Corporation described in the following paragraph.

It is the policy of the Board that in an uncontested election of directors, any nominee who receives a greater number of votes "WITHHELD" than votes "FOR" will tender a resignation to the Chairman of the Board promptly following the Meeting. The Corporate Governance Committee will consider the offer of resignation and, except in special circumstances, will be expected to recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within 90 days following the Meeting, including the reasons for rejecting the resignation, if applicable.

The table below sets forth for each Nominee (i) their name, (ii) their principal occupations, businesses or employments, (iii) the province or state and country where they reside, (iv) whether they are an independent director, (v) all major positions and offices with the Corporation now held by each of them, including committees on which they serve, (vi) the period of their service as directors of the Corporation, and (vii) the number of voting securities of the Corporation or any subsidiary of the Corporation beneficially owned, controlled or directed, directly or indirectly, by each of them.

Nominees to the Board

Name, Principal Occupation (and company if other than the Corporation) and Province/State and Country of Residence	Position(s) with the Corporation	Director Since	Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed(1)

George Bee Director of Stillwater Mining Company and Sandspring Resources Ltd. Ontario, Canada	N/A	N/A	None

Richard D. Falconer(2)(3) Director; Retired Vice Chairman and Managing Director, CIBC World Markets Inc. Ontario, Canada	Director (Independent)	May 22, 2012	None

Frederick W. Hermann(4) Independent business consultant British Columbia, Canada	Director	September 27, 2012	26,250 stock options

Luis Ricardo Miraglia(3)(4) Partner at Azevedo Sette Advogados Law Firm Minas Gerais, Brazil	Director (Independent)	September 27, 2012	None

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Name, Principal Occupation (and company if other than the Corporation) and Province/State and Country of Residence	Position(s) with the Corporation	Director Since	Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed(1)

David M. Petroff President and Chief Executive Officer of the Corporation Ontario, Canada	Director, President and Chief Executive Officer	September 10, 2012	1,200,000 stock options

Edward V. Reeser President of Celco Inc. (Food Service Equipment) Ontario, Canada	N/A	N/A	None

Derrick Weyrauch Independent Financial Consultant Ontario, Canada	N/A	N/A	None

(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee. Mr. Miraglia is Chairman of the Corporate Governance Committee.
(4)	Member of the Health, Safety and Environmental Committee. Mr. Hermann is Chairman of the Health, Safety and Environment Committee.

Except as set forth below:

(a)	no Nominee is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive dates (each an "order") that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Nominee was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	no Nominee is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	no Nominee has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; and

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(d)	no personal holding company of any Nominee is, or has been, as applicable, subject to the foregoing during the applicable time periods.

No Nominee has been subject to any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority.

Additional Information Regarding the Directors

George Bee is a mining engineer and has over 30 years’ experience in the mining industry, developing world-class gold mining projects. Recently, he was the President and Chief Executive Officer and a director of Andina Minerals Inc. Prior to that, Mr. Bee was Chief Operating Officer of Aurelian Resources and spent over 16 years at Barrick Gold Corporation where he was responsible for a number of operating and development projects. Mr. Bee is a graduate of the Camborne School of Mines in Cornwall, United Kingdom.

Richard D. Falconer was elected to the Board on May 22, 2012 and was appointed Chairman of the Board on June 29, 2012. Mr. Falconer retired from CIBC after 40 years with the bank. At the time of retirement, Mr. Falconer was Vice Chairman and Managing Director, CIBC World Markets Inc. Current directorships include Chorus Aviation Inc., Resolute Forest Products Inc., Bridgepoint Health Foundation; LOFT Community Services; and Member, Shaw Festival Theatre Endowment Foundation Board of Governors. He is a Chartered Financial Analyst and holds a Master of Business Administration degree, York University, and Honours B.A., University of Toronto.

Frederick Hermann was appointed as a director of the Corporation on September 27, 2012. Mr. Hermann has 30 years of mining industry experience, most recently as Chief Operating Officer for Breakwater Resources Ltd. and previously as the Chief Inspector of Mines for British Columbia. His areas of expertise include Health and Safety, Environment, Productivity Improvement, Risk Management and Mitigation, and Crisis Management. Mr. Hermann holds a B.A. in Economics from the University of Calgary and Bachelor of Science and Master of Science degrees in Mining Engineering from the South Dakota School of Mines and Technology.

Luis Miraglia was appointed as a director of the Corporation on September 27, 2012. Mr. Miraglia is a native of Minas Gerais, Brazil and is a Partner at the law firm of Azevedo Sette Advogados with 19 years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining. He holds a degree (JD equivalent) from the Universidade Federal de Minas Gerais in Belo Horizonte, Brazil and a Master of Laws degree from the University of Chicago Law School.

David M. Petroff was appointed President and Chief Executive Officer and a director of the Corporation on September 10, 2012. Mr. Petroff has nearly 30 years' experience in the mining industry. Most recently, he was the President and Chief Executive Officer of Breakwater Resources Ltd. from November 2009 until it was acquired by Nyrstar Canada in August 2011. For nearly 25 years prior to that, Mr. Petroff held senior management positions with Centerra Gold Inc., Cameco Corporation and Denison Mines Limited. Mr. Petroff holds a Bachelor of Mathematics degree from the University of Waterloo and a Master of Business Administration degree (finance concentration) from the Schulich School of Business, York University.

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Edward V. Reeser is the owner and President of Celco Inc. (Food Service Equipment), one of Canada's major commercial food service equipment importers and distributors. Mr. Reeser has been a director and member of the Finance and Audit Committee of Bridgepoint Health since September 2011. Mr. Reeser has over 15 years’ experience as a senior financial officer of TSX-listed companies in the metallurgical, aviation and energy utility industries. Mr. Reeser has also served as a director and officer of a number of private companies and non-profit organizations. Mr. Reeser holds a Master of Business Administration degree (finance concentration) from York University, a Bachelor of Arts from York University and an ICD.D designation from the Institute of Corporate Directors.

Derrick Weyrauch has over 20 years of senior financial leadership experience in international companies operating throughout North and South America as well as Europe. Mr. Weyrauch’s experience includes financing, corporate turnaround and restructuring, strategic planning and M&A transactions. Until the successful sale of the company to Hochschild Mining plc in January 2013, Mr. Weyrauch served as the Chief Financial Officer of Andina Minerals Inc., and prior to that, he was the Chief Financial Officer of Malbex Resources Inc. both publicly traded gold mining companies. He also served as Director of Finance and Treasury for Gabriel Resources Ltd., another publically traded gold mining company. Mr. Weyrauch is a Chartered Accountant having earned his designation with KPMG LLP in 1990, is a member of the Institute of Chartered Accountants of Ontario, the Institute of Corporate Directors and holds a Bachelor of Arts degree in Economics from York University.

D.	Confirmation and Approval of Advance Notice By-Law

On March 20, 2013, the Board approved an amendment to the Corporation’s By-Law Number 2 to add, to form part thereof (the “By-Law Amendment”), an advance notice requirement in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “OBCA”); or (b) a shareholder proposal made pursuant to the provisions of the OBCA (the “Advance Notice Requirement”). The By-Law Amendment is effective since its adoption by the Board on March 20, 2013. Pursuant to the provisions of the OBCA, the By-Law Amendment will cease to be effective unless approved, ratified and confirmed by a resolution adopted by a simple majority of the votes cast by Shareholders at the Meeting. The full text of the By-Law Amendment is set forth in Schedule A to this Circular. Among other things, the Advance Notice Requirement fixes a deadline by which Shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of Shareholders where directors are to be elected and sets forth the information that a Shareholder must include in the notice for it to be valid. In the case of an annual meeting of Shareholders, notice to the Corporation must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Advance Notice Requirement provides a clear process for shareholders to follow to nominate directors and sets out a reasonable time frame for nominee submissions along with a requirement for accompanying information, allowing the Corporation and the Shareholders to evaluate all nominees’ qualifications and suitability as a director of the Corporation. The purpose of the Advance Notice Requirement is to treat all Shareholders fairly by ensuring that all Shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and sufficient information with respect to all nominees and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Requirement should assist in facilitating an orderly and efficient meeting process. The Board may, in its sole discretion, waive any requirement of the Advance Notice Requirement.

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Voting Requirements

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a resolution in substantially the form set out below (the “By-Law Amendment Resolution”), approving, ratifying and confirming the By-Law Amendment:

“RESOLVED THAT:

1.	the amendment to By-Law Number 2 of the Corporation, substantially in the form set out in the Circular, is hereby approved, ratified and confirmed to form part thereof; and
2.	any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.”

The Board recommends to Shareholders and their proxyholders to VOTE FOR the adoption of the By-Law Amendment Resolution. Adoption of this resolution will require a majority of the votes cast by the Shareholders of the Corporation or their proxyholders, as the case may be.

E.	Approval of Shareholder Rights Plan

The Board has approved a shareholder rights plan agreement made as of May 2, 2013 between the Corporation and Computershare Trust Company of Canada, as rights agent (the “Rights Plan”). The TSX has accepted notice for filing of the Rights Plan subject to ratification by the Shareholders at the Meeting. Such ratification requires the approval of the resolution confirming the Rights Plan by a majority of the votes cast at the Meeting by the Shareholders, and by a majority of the votes cast at the Meeting, without giving effect to any votes cast by: (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares of the Corporation, and (ii) the associates, affiliates and insiders of any person referred to in (i) above. The Corporation is not aware of any Shareholder whose votes, on such criteria, are required to be excluded. The Shareholders will be asked at the Meeting to approve, ratify and confirm the Rights Plan and all rights issued pursuant to the Rights Plan. The Rights Plan is not being adopted in response to a specific take-over bid that has been made or is contemplated, but as a general planning measure.

The Corporation has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans. The Corporation believes that the Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate governance practices and addresses institutional investor guidelines.

A copy of the Rights Plan is available for review by Shareholders at the Corporation’s registered office located at 67 Yonge Street, Suite 1203, Toronto, Ontario, Canada M5E 1J8 during normal business hours and under the Corporation’s profile on SEDAR at www.sedar.com.

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Purpose of the Rights Plan

The Rights Plan is designed to give Shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Board time to consider alternatives designed to allow Shareholders to receive full and fair value for the Shares. Additionally, the Rights Plan is designed to provide Shareholders with equal treatment in a take-over bid. The desire to ensure that the Corporation is able to address unsolicited take-over bids for its issued and outstanding common shares during the term of the Rights Plan stems from a concern that the 35 day minimum deposit period currently provided for under Canadian take-over bid rules is too short a response time for companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

Shareholder rights plans have been adopted by a number of publicly-held corporations in Canada. The terms of the Rights Plan are substantially similar to those adopted by many other Canadian corporations.

Effect of the Rights Plan

The Rights Plan is not intended to and will not prevent take-over bids that are equal or fair to Shareholders. For example, Shareholders may tender to a bid that meets the "permitted bid" criteria set out in the Rights Plan without triggering the Rights Plan, even if the Board does not feel the bid is acceptable. Even in the context of a bid that does not meet the "permitted bid" criteria, the Board must consider every bid made, and must act in all circumstances honestly and in good faith with a view to the best interests of the Corporation.

Furthermore, any person or group that wish to make a take-over bid for the Corporation may negotiate with the Board to have the Rights Plan waived or terminated, subject in both cases to the terms of the Rights Plan, or may apply to a securities commission or court to have the Rights Plan terminated. Both of these approaches provide the Board with more time and control over the process to enhance Shareholder value, lessen the pressure upon Shareholders to tender to a bid and encourage the fair and equal treatment of all Shareholders in the context of an acquisition of control.

Summary of the Rights Plan

The following summary of the principal terms of the Rights Plan is qualified in its entirety by reference to the full text of the Rights Plan, a copy of which is available for review as disclosed above under “Approval of Shareholder Rights Plan”. Capitalized terms which are not defined herein have the same meanings as set out in the Rights Plan.

Term

Provided the Rights Plan is approved at the Meeting, the Rights Plan (unless terminated earlier) will remain in effect until the close of business on the day immediately following the date of the Corporation’s annual meeting of Shareholders in 2016 unless the term of the Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

The Rights Plan provides that one right (a “Right”) will be issued by the Corporation pursuant to the Rights Plan in respect of each Voting Share outstanding as of the close of business (Toronto time) (the “Record Time”) on the Effective Date. “Voting Shares” include the Common Shares and any other shares of the Corporation entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Plan. As of the Effective Date, the only Voting Shares outstanding will be the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares.

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Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time” which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.	the first date of public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an “Acquiring Person”, meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the shareholder Rights Plan; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) Voting Shares issued pursuant to a private placement which has received all necessary stock exchange approvals, and does not result in the issue of such number of Voting Shares as exceeds 25% of the Voting Shares outstanding before the private placement;

2.	the date of commencement of, or the first public announcement of an intention of any person (other than the Corporation or any of its subsidiaries) to commence a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% or more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

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Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Share at an initial “Exercise Price” equal to three times the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person becoming an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a take-over bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the take-over bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

•	the take-over bid must be made by means of a take-over bid circular;
•	the take-over bid is made to all holders of Voting Shares on the books of the Corporation, other than the offeror;

•	no Voting Shares are taken up or paid for pursuant to the take-over bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

•	no Voting Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the date that is no earlier than 60 days following the date of the take-over bid;
•	Voting Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

•	if on the date on which Voting Shares may be taken up and paid for under the take-over bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the offeror makes a public announcement of that fact and the take-over bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

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Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a take-over bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

1.	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

2.	the Shareholder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per unit at which the Shareholder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the other take-over bid or transaction would, if successful, result in all of the Shareholder’s Voting Shares being purchased under the other take-over bid or transaction;

3.	no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender Voting Shares to the Lock-Up Bid; and

4.	any right to match or period of delay to give the person who made the Lock-up Bid an opportunity to match a higher price contained in another take-over bid or transaction, or other similar limitation on a Shareholder’s right to withdraw Voting Shares from the agreement, must not preclude the Shareholder from withdrawing Voting Shares from the Lock-up Bid in order to tender Voting Shares to another take-over bid or to support another transaction that in either case will provide greater value to the Shareholder than the Lock-up Bid or which would result in all of the Shareholder’s Voting Shares being purchased.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of Voting Shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

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The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights

Exemptions for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Duties of the Board

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Corporation may make amendments to the Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Rights Plan due to changes in any applicable legislation, regulations or rules. The Corporation may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Rights Plan.

Voting Requirements

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a resolution in substantially the form set out below (the “Rights Plan Resolution”), approving, ratifying and confirming the Rights Plan:

“RESOLVED THAT:

1.	the adoption of the Rights Plan substantially as described in the Circular is hereby confirmed, ratified and approved, and the Corporation is hereby authorized to enter into an agreement with Computershare Investor Services Inc. (or such other person as may be appropriate in the circumstances), as rights agent, to implement the Rights Plan and to issue rights thereunder.

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2.	any one or more directors or officers of the Corporation, as the case may be, are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

The Board recommends to Shareholders and their proxyholders to VOTE FOR the adoption of the Rights Plan Resolution. Adoption of this resolution will require a majority of the votes cast by the Shareholders of the Corporation or their proxyholders, as the case may be.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Board administers the Corporation's executive compensation policy with advice from the Compensation Committee. The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of certain of the Corporation's executive officers. The Compensation Committee ensures that total compensation paid to the executive officers of the Corporation is fair, reasonable and consistent with the Corporation's compensation philosophy.

For additional details regarding the Compensation Committee, see "Board Committees – Compensation Committee" under "Corporate Governance Disclosure" below.

The compensation information contained below discloses compensation paid to the following individuals:

(a)	the Corporation's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”);

(b)	each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(c)	any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end;

(each referred to as a “Named Executive Officer” or “NEO”).

During the most recently completed fiscal year of the Corporation, the Corporation's NEOs were:

(a)	David M. Petroff, President and CEO. Effective September 10, 2012, the Corporation entered into a written employment agreement with Mr. Petroff to serve as the President and CEO of the Corporation.

(b)	James M. Roller, CFO. Effective March 1, 2005, the Corporation entered into a written employment agreement with Mr. Roller to serve as CFO of the Corporation. Mr. Roller served as CFO for all of 2012 and resigned on January 10, 2013.

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(c)	John Andrews, Gilmour Clausen and Gary E. German, Office of the Chairman. Following the resignation of Daniel Titcomb on December 6, 2011, the Office of the Chairman was formed to fulfill the duties of the CEO. Messrs. Andrews, Gilmour and German were all of the members of the Office of the Chairman. The Office of the Chairman was dissolved on June 21, 2012 when Mr. Andrews was appointed interim CEO. With the appointment of Mr. Petroff as the President and CEO of the Corporation on September 10, 2012, Mr. Andrews stepped down from the role of interim Chief Executive Officer. Each member of the Office of the Chairman received a per diem fee of US$1,500 for each work day during which the person was engaged in matters relating to performing his duties as a member of, or at the request or direction of, the Office of the Chairman. Mr. Andrews was paid US$87,895 for serving as interim CEO. The Corporation did not enter into a written employment agreement with any member of the Office of the Chairman nor did it enter into a formal written agreement with Mr. Andrews to serve as interim CEO. No other compensation in the form of cash or stock-based awards was given to the members of the Office of the Chairman or the Interim CEO for serving in such roles.

(d)	Geraldo Rogério Fernandes, Chief Operating Officer. Mr. Fernandes served as the Corporation's Chief Operating Officer in 2012 until he retired from the Corporation effective July 31, 2012.

(e)	Álvaro Sérgio Xavier Brandão, Vice President of Operations, Interim Chief Operating Officer. Mr. Brandão served as the Corporation's Vice President of Operations in 2012 and, beginning on July 31, 2012, he acted as the Chief Operating Officer and continued to act in that role until his employment terminated in November 2012.

(f)	Cleber Moreira Macedo, Vice President of Corporate Management. Mr. Macedo acted as the Corporation's Vice President of Corporate Management beginning on June 29, 2011 and continued to act in that role until his employment terminated on May 31, 2012.

Compensation Philosophy and Approach

The Corporation's compensation policies and practices are based on the following objectives and fundamental principles:

•	executives should receive compensation that is competitive in value and structure with the compensation paid by companies of similar size and stature, and the Corporation should not pay excessively;

•	the compensation policy should attract, motivate and retain individuals who are highly qualified, experienced, and who will perform according to their individual and corporate objectives;

•	emphasis should be placed on providing incentive compensation to executives to align their interests with what is in the best interests of the Corporation instead of copying the compensation practices of competitors and other companies in the industry;

•	compensation should be based on the Board's consideration of the Corporation's desired performance and the recommendations of the Compensation Committee instead of developing specific formulae that assign weighting to each element of compensation;

•	the goals and performance objectives of the NEOs should be aligned with maximizing long term shareholder value; and

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•	compensation should be significantly performance based, linking compensation criteria directly to operation and market performance of the Corporation.

The Compensation Committee retained 3XCD Inc. ("3XCD") as its compensation consultant to review the compensation of the Corporation's executive officers from 2005 through 2011. On an annual basis until 2012, 3XCD provided comparative analyses of market compensation data reflecting pay levels and practices of various companies that are equivalent or slightly larger in size and complexity to the Corporation and that operate within the mining and exploration and development industry. These companies are used as the Corporation's peer group because they have similar business characteristics or because they compete with the Corporation for employees and investors. Such companies include Alamos Gold Inc., AuRico Gold Inc. (formerly Gammon Gold Inc.), Aurizon Mines Ltd., B2 Gold Corporation, Eldorado Gold Corporation, European Goldfields Ltd., Exeter Resource Corporation, Golden Star Resources Ltd., IAMGOLD Corporation, New Gold Inc., Northgate Minerals Corporation, Orvana Minerals Corporation, Osisko Mining Corporation and Semafo Inc. Using this data, 3XCD analyzed the competitive compensation position of the Corporation against its peer group and provided executive base salary recommendations to the Corporation. The Corporation does not set compensation by setting specific benchmarks in relation to its peer group, but rather uses such information as a general guide to assist in setting compensation levels.

The aggregate fees billed by 3XCD for services related to determining the compensation for the Corporation's directors and executive officers was nil in 2012 and US$43,589 in 2011. No other fees were billed to 3XCD in 2012 or 2011.

The Compensation Committee has considered the implications of the risks associated with the Corporation’s compensation policies and practices in light of the financial performance of the Corporation and the search for new executive management. The Compensation Committee reviews industry standards and considers the recommendations of consultants in developing compensation recommendations for executive officers, ensuring that management compensation is aligned with the interests of the Corporation and its stakeholders.

No NEO or director is permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of the Corporations securities granted as compensation.

Base Salary

The Compensation Committee and the Board approved the salary ranges for the NEOs, with the exception of Mr. Macedo, whose salary range was determined by management, and the members of the Office of the Chairman and the interim CEO. The base salary amount for each NEO is determined by reference to an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Comparative data for the Corporation's peer group is also accumulated from a number of external sources. The Compensation Committee, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all NEOs. In 2008, the Corporation set a policy that annual base salary compensation is determined as of each successive July 1. The salaries paid to each of the NEOs in 2012, 2011 and 2010, as applicable, are set forth in the "Summary Compensation Table" below.

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Short Term Incentive Plan

For 2011, the Corporation had a Short Term Incentive Plan ("STIP") to motivate and award executives for the achievement of short term corporate goals. With the advice and assistance of 3XCD, the Corporation developed a set of performance criteria for assessing each NEO. The Board approved targeted amounts of STIP for each NEO at the beginning of the financial year. The principal objectives or targets under the STIP included qualitative, production, production costs, financial, timeliness of projects, upgrade of resources to reserves, new resource discovery and share liquidity components. The targeted amounts determined by the Compensation Committee took into account an assessment of compensation levels as reported within the Corporation's peer group. The Corporation believed that these components while established annually, also addressed sustained corporate performance. The Corporation limited payouts to reasonable amounts in an effort to ensure that short term, annual performance is not placed ahead of the long term viability and success of the Corporation.

Quantitative targets or performance were based on corporate results such as market capitalization, ounces of gold sold and operating costs. Qualitative performance was based on the executive's role and individual performance such as relationships with key stakeholders and achievement of operating and development objectives. An executive that satisfied his performance target may receive a specific payment measure. The range of possible target bonus amounts was 30% to 100% of an NEO's base salary. There was no guaranteed minimum bonus amount. The Corporation believed that in many instances near achievement of a quantitative goal can increase value for Shareholders. In addition, the Corporation believed that performance exceeding the quantitative goal is greatly desirable and will often create value to both the Corporation and its Shareholders by creating the opportunity to capture market capitalization not yet realized through net asset valuation and other factors. In this regard, performance of near achievement of the particular quantitative goal may result in a partial payment and performance in excess of the quantitative goal will result in an above target payment. The possible bonus amounts could be up to twice the target bonus if the qualitative performance goals were exceeded.

In response to the negative circumstances at the end of 2011, the Board did not renew such policy for 2012. The STIP awards paid to the NEOs in each of 2012, 2011 and 2010 are set forth in the "Summary Compensation Table" below.

Long Term Incentive Compensation

The Corporation believes that security based compensation arrangements and similar plans are a critical component of the Corporation's compensation arrangements and are necessary and vital to attracting and retaining key individuals. The Corporation also believes that these plans promote a greater alignment of interests between the plan participants and Shareholders and assist in attracting and retaining qualified individuals. The Corporation currently has an option plan, a restricted share unit plan, a share appreciation rights plan and a deferred share unit plan, each of which are discussed herein. The Board, based on recommendations of the Compensation Committee, approves grants of options, restricted share units, deferred share units and/or share appreciation rights in any given year, as well as any amendments to the security based compensation plans of the Corporation.  The amount and terms of outstanding options, restricted share units, deferred share units and share appreciation rights and the number of outstanding Shares (in the case of options) are taken into account from time to time when determining whether to grant any further security based compensation.

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Stock Options

The Corporation adopted a Stock Option Plan (the "Stock Option Plan") in 2003 that remains in effect. Pursuant to the Stock Option Plan, stock options to purchase Shares may be granted by the Board in its discretion to directors, officers, employees and consultants of the Corporation and its subsidiaries in order to sustain a commitment to long-term profitability and to maximize Shareholder value. Grants of options are based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity, including past grants.

In 2012, the Corporation granted the following stock options to its NEOs pursuant to its Stock Option Plan.

NEO	Number of Options Granted		Exercise Price ($Cdn.)	Expiry Date
David M. Petroff	1,200,000	(1)	1.05	September 10, 2017
James M. Roller	Nil		N/A	N/A
John Andrews	Nil		N/A	N/A
Gilmour Clausen	Nil		N/A	N/A
Gary E. German	Nil		N/A	N/A
Geraldo Rogério Fernandes	Nil		N/A	N/A
Álvaro Sérgio Xavier Brandão	Nil		N/A	N/A
Cleber Moreira Macedo	Nil		N/A	N/A

(1)	The 1,200,000 were granted as an inducement to Mr. Petroff and are not subject to the Stock Option Plan maximum limitation.

The number of stock options that are issuable under the Stock Option Plan as of May 6, 2013 is 10,233,750.

See "Outstanding Share-Based Awards granted and Option-Based Awards" table below for further information regarding the issuance of options to NEOs.

The Corporation is furnishing the following information concerning the Stock Option Plan as required by Section 613(g) of the TSX Company Manual.

(i)	The Stock Option Plan permits the granting of stock options to directors, officers and employees of, and consultants to, the Corporation and its subsidiaries.

(ii)	Options to purchase an aggregate of 10,500,000 Shares are authorized for issuance pursuant to the Stock Option Plan. Options granted and not exercised are considered not issued for this purpose. As of May 6, 2013, a total of 13,097,354 stock options had been granted, of which 5,285,319 had expired without being exercised. Of the options that had been granted as of such date 6,145,785 options had been exercised. Therefore, as of May 6, 2013, a total of 1,266,250 Shares remain issuable under outstanding options representing approximately 1.5% of the outstanding Shares.

(iii)	The Stock Option Plan sets the following limitations: (a) the number of Shares issued to insiders within a one-year period may not exceed 10% of the outstanding Shares, and (b) the number of Shares issued to any one insider or such insider's associates within a one-year period may not exceed 5% of the outstanding Shares.

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(iv)	The number of options that are reserved for issuance to any one person under the Stock Option Plan may not result in such person beneficially owning in excess of 5% of the outstanding Shares, which as of May 6, 2013, is 4,254,028 Shares.

(v)	The exercise price for Shares issued upon exercise of options is equal to the weighted average trading price of the Shares for the ten (10) trading days immediately preceding the grant of the option on which trading actually occurred or, alternatively, the Board may in its discretion set the exercise price as the price of the Shares on the last day preceding the date of grant, subject to the approval of the TSX, if required. For the purposes of determining the exercise price under the Stock Option Plan, the TSX is deemed to be the principal exchange on which the Shares are listed and posted for trading.

(vi – viii) The Corporation currently has no security purchase arrangement and no stock appreciation right plan that could result in the issuance of Shares.

(ix)	In general, vesting requirements for options issued pursuant to the Stock Option Plan are left to the discretion of the Board. Under the Stock Option Plan, options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than one-quarter of the options vesting during any three-month period.

(x)	The maximum term of options granted pursuant to the Stock Option Plan is five years. The Board may in its discretion issue options with a term of less than five years. In addition, in the event the option would otherwise expire during or within ten (10) business days following the period in which trading of securities of the Corporation by the option holder is restricted pursuant to (i) securities regulatory requirements, (ii) the Corporation's written policies, or (iii) a trading blackout imposed on the option holder by the Corporation, such expiry date may be extended to the date that is the tenth (10th) business day following the date of expiry of such period.

(xi)	Unless the grant is subject to vesting limitations established by the Board, an optionee's entitlement to exercise the option will cease only in certain circumstances. Options granted to an optionee who is a director, senior officer, employee, management company employee or consultant of or to the Corporation expire ninety (90) days after the optionee ceases to hold one of those positions, except that options granted to an optionee who is engaged in investment relations activities expire thirty (30) days after the optionee ceases to be employed to provide such activities. Further, any options granted under the Stock Option Plan that are transferred by will or the law of descent and distribution are exercisable by a holder's heirs or administrators for a period of only one year from the holder's death.

(xii)	Options granted pursuant to the Stock Option Plan are personal and may not be transferred or assigned by the holder except by will or the laws of descent and distribution and may be exercisable during the holder's lifetime only by the holder. Options are only exercisable by a holder's heirs or administrators for a period of one year after the holder's death.

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(xiii)	The Stock Option Plan may be amended by the Board without the consent of the Shareholders generally to (i) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange, (ii) make amendments of a "housekeeping" nature, (iii) change the vesting provisions of the Stock Option Plan or any option thereunder, (iv) change the termination provisions of the Stock Option Plan or any option which does not entail extension beyond the originally scheduled expiry date for that option, and (v) to add a cashless exercise feature. In addition to such amendments as may require Shareholder approval under applicable law, the approval of the Shareholders will generally be required for the following amendments: (a) any amendment to the amendment procedure set out in the Stock Option Plan which is not an amendment within the nature of (i) and (ii) above, (b) any increase in the maximum number of Shares issuable under the Stock Option Plan, (c) any reduction in the option price or extension of the period during which an option may be exercised, (d) an amendment to permit the repricing of options, (e) the cancellation and reissue of any option, (f) any amendment to the eligible participants under the Stock Option Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Stock Option Plan on a discretionary basis, and (g) that would permit options to be transferred or assigned other than for normal estate settlement purposes.

(xiv)	Under the terms of the Stock Option Plan, the Board in its discretion may provide financial assistance to participants to facilitate the exercise of options.

(xv)	There are currently no entitlements previously granted under the Stock Option Plan that remain subject to ratification by the Shareholders.

Restricted Share Units

In November 2008, the Board approved the adoption of a Restricted Share Unit ("RSU") Plan for senior officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the RSU Plan is to promote a greater alignment of interests between participants in the RSU Plan and Shareholders, foster the growth and success of the Corporation, and assist the Corporation in attracting and retaining qualified individuals. A RSU is a unit equivalent in value to one Share based on a price (the "Market Price"), which is the weighted average of the Corporation's share price during the ten trading days on the TSX or the NYSE prior to the vesting date. Upon vesting of a RSU, the participant will be entitled to receive a payment in cash, less any applicable withholdings, equal to the Market Price multiplied by the number of RSUs then vesting. The RSU Plan does not provide for the issuance of Shares upon vesting of a RSU.

RSUs may vest at a specific date that is designated by the Board or if one or more performance events or criteria are met within a time period designated by the Board. The vesting date can be no later than the end of the third calendar year following the year of the RSU grant.

If a participant voluntarily resigns or is terminated for cause, all RSUs granted to the participant that have not vested will automatically terminate. Upon the death, retirement or termination other than for cause of a participant, all RSUs granted to the participant will vest immediately regardless of whether other conditions of the grant have been met. Upon a change of control of the Corporation, all RSUs will vest and be paid out immediately prior to the effective date of the change of control.

No RSUs were granted to any NEOs in 2012. See "Outstanding Share-Based Awards and Option-Based Awards" table below for further information regarding issuance of RSUs to NEOs.

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Share Appreciation Rights

In November 2008, the Board adopted a Share Appreciation Rights ("SAR") Plan for senior officers, employees and consultants. The purpose of the SAR Plan is to promote a greater alignment of interests between participants in the SAR Plan and Shareholders, foster the growth and success of the Corporation, and assist the Corporation in attracting and retaining qualified individuals. A SAR entitles the participant to receive a bonus equal to the appreciation in the price of the Shares over a specified period. A SAR is similar to a stock option, except that the participant is not required to pay the exercise price. The Board will determine at the time of the grant the number of SARs to be granted and the terms and conditions upon which the SARs will vest. The Board may select vesting either at a specific date or dates that is or are designated by the Board or if one or more performance criteria are met within a time period designated by the Board payment of vesting. The Board may provide that all SARs subject to a specific grant may vest concurrently or that portions of any grant of SARs may vest on different dates.

In December 2009, the Board approved amendments to the SAR Plan that permitted participants to select a price at which the SAR will be paid.

Pursuant to the amendments to the SAR plan, a participant may now select a price (the "Pegged Price") at which the SAR will be paid, provided that a participant may not select a price during a blackout period. A participant may change a Pegged Price, provided that it cannot do so during a blackout period nor may it change a Pegged Price once the Corporation's share price reaches the Pegged Price.

If a SAR has vested and the Corporation's share price is, or was at sometime prior to vesting but after the Pegged Price was selected, at or above the Pegged Price, the participant will receive a cash payment equal to the difference between the Pegged Price and the market price at the grant date. If a participant does not select a Pegged Price or if the Corporation's share price never reaches the pegged price, then the participant will receive the difference between the market price at expiry of the SAR and the market price at the grant date.

On June 1, 2010 the Board approved an amendment to the plan to permit the grant of SARs to directors of the Corporation.

Upon the death, retirement or termination, whether or not for cause, of a participant, all SARs of such participant that had vested by such date will be redeemed effective such date. If a participant voluntarily resigns or is terminated for cause, all SARs granted to the participant that have not vested will automatically terminate. Upon the death, retirement or termination other than for cause of a participant, all SARs granted to the participant will vest immediately regardless of whether other conditions of the grant have been met. For certain United States participants, payment will be made six (6) months after the date of retirement or termination. Upon a change of control of the Corporation, all SARs will vest and be paid out immediately prior to the effective date of the change of control.

No SARs were granted to any NEOs in 2012.

See "Outstanding Share-Based Awards and Option-Based Awards" table below for further information regarding the issuance of SARs to NEOs.

Cliff Share Appreciation Rights

On December 8, 2010, the Board amended the SAR Plan and approved a one-time grant of Cliff Share Appreciation Rights ("Cliff SARs") to certain senior officers and directors of the Corporation. The Cliff SARs were awarded in lieu of 2010 base pay increases for senior officers and in lieu of 2011 share-based awards to senior officers and directors. The purpose of granting the Cliff SARs was to promote a greater alignment of interests between participants and Shareholders, create an incentive to achieve cost and production targets, foster the growth and success of the Corporation and assist the Corporation in retaining qualified individuals. As of the date hereof, there are no outstanding Cliff SARs, as all of the Cliff SARs either terminated when the holder ceased to be a director or officer of the Corporation or were voluntarily relinquished by the holder thereof on June 18, 2012 in the case of each person who was a director of the Corporation as of such date. Further, the Corporation does not intend to issue any Cliff SARs in the future.

22

A Cliff SAR was only redeemable upon a change of control of the Corporation and only if the purchase price in such transaction was equal to or greater than US$10 per Share. If such a change of control occurred, a Cliff SAR would have entitled a participant to receive a cash payment equal to the aggregate payment such participant would have received if they exercised or redeemed all of the RSUs, Deferred Share Units ("DSUs") (see "Deferred Share Unit Plan" under "Director Compensation" below) and SARs held by such participant on December 8, 2010 at the price offered to Shareholders in the change of control transaction.

Employee Benefits

Each of the NEOs is entitled to receive other benefits during the term of his employment, which may include all or some of health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance and disability insurance. The Corporation provides such benefits to aid in the attraction and retention of highly qualified executives. For further details, see the "Summary Compensation Table" under "Statement of Executive Compensation" below.

Performance Graph

The following graph compares the performance of the Shares to the S&P Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years. It shows the total cumulative shareholder return for $100 invested in the Shares on December 31, 2007 compared to the two indices over the same five-year period, assuming reinvestment of all dividends.

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Jaguar Mining Inc. (TSX)	100	43.26	92.56	58.97	52.77	5.21
S&P/TSX Composite Index	100	64.97	84.91	97.18	86.42	89.88
S&P Global Gold Index	100	100.76	107.73	135.67	116.25	97.75

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Over the five-year period, the Compensation Committee has established compensation objectives that appropriately reflect a competitive marketplace and the evolution of the Corporation to its current position. Senior executives of the Corporation were compensated according to the expectations of realizing significant production growth and acquisition of quality assets. In late 2011, it was decided that a different senior management team was desirable and the compensation increase in 2012 was a function of the costs of restructuring the senior team.

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Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs(*) during the years ended December 31, 2010, 2011 and 2012.

						Non-equity incentive plan compensation
Name and principal position (a)	Year (b)	Salary (US$) (c)		Share- based awards(3) (US$) (d)	Option- based awards(3) (US$) (e)	Annual incentive plans(4) (US$) (f1)	Long-term incentive plans (US$) (f2)	Pension Value (401(k)) (US$) (g)		All other compensation(6) (US$) (h)	Total compensation (US$) (i)
David M. Petroff,	2012	187,500		Nil	428,192	176,367	Nil	N/A		8,117	800,176
President and Chief	2011	N/A		N/A	N/A	N/A	N/A	N/A		N/A	N/A
Executive Officer	2010	N/A		N/A	N/A	N/A	N/A	N/A		N/A	N/A
James M. Roller,	2012	300,000	(1)	136,000	Nil	Nil	Nil	7,362	(5)	3,881	482,181
Chief Financial Officer	2011	311,428	(1)	Nil	311,000	22,500	Nil	9,730	(5)	4,139	658,797
	2010	263,520	(1)	Nil	Nil	171,275	Nil	5,089	(5)	35,070	474,954
Álvaro Sérgio Xavier	2012	393,751		14,573	Nil	Nil	Nil	N/A		570	408,324
Brandão, Interim Chief	2011	236,567		Nil	Nil	17,694	Nil	N/A		1,948	256,210
Operation Officer	2010	76,735		Nil	Nil	Nil	Nil	N/A		309	77,044
Geraldo Rogério	2012	155,406		Nil	Nil	Nil	Nil	N/A		275	155,682
Fernandes, Chief	2011	N/A		N/A	N/A	N/A	N/A	N/A		N/A	N/A
Operation Officer	2010	N/A		N/A	N/A	N/A	N/A	N/A		N/A	N/A
Cleber Moreira Macedo,	2012	159,653	(2)	23,258	Nil	994	Nil	N/A		N/A	183,905
Vice President of	2011	284,885	(2)	Nil	Nil	22,428	Nil	N/A		682	307,995
Corporate Management	2010	N/A		N/A	N/A	N/A	N/A	N/A		N/A	N/A

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(*)	This table does not reference the compensation of the members of the Office of the Chairman and the interim CEO as their respective compensation is fully described above under section “Statement of Compensation – Compensation Discussion and Analysis”.

(1)	In 2012, Mr. Roller's salary was comprised of $207,928 in US dollars and R$180,000 in Brazilian reais (converted into US dollars at an average exchange rate of $1 US dollar = 1.9550 Brazilian reais). In 2011, Mr. Roller's salary was comprised of $203,930 in US dollars and R$180,000 in Brazilian reais (converted into US dollars at an average exchange rate of $1 US dollar = R$1.6746 Brazilian reais). In 2010, Mr. Roller's salary was comprised of $175,235 in US dollars and R$88,285 in Brazilian reais (converted into US dollars at an average exchange rate of $1 US dollar = R$2.31 Brazilian reais).

(2)	In 2012, Mr. Macedo was paid his salary in R$312,122 Brazilian reais. Such amount was converted into US dollars at an average exchange rate of $1 US dollar = R$1.9550 Brazilian reais. In 2011, Mr. Macedo was paid his salary in R$477,069 Brazilian reais. Such amount was converted into US dollars at an average exchange rate of $1 US dollar = R$1.6746 Brazilian reais.

(3)	The value of SAR compensation that calls for settlement in cash is measured using the Black-Scholes model as of the grant date. The value of RSU compensation that calls for settlement in cash is measured using the market value of the Shares as of the grant date times the number of units granted. The value of options is calculated using the Black-Scholes model as of the grant date.

(4)	Annual incentive plans are bonuses paid to each NEO. For bonuses paid in 2013 with respect to the 2012 calendar year, Mr. Petroff was paid a bonus equal to 100% of the base salary he earned in 2012. For bonuses paid in 2013 with respect to the 2011 year, Mr. Roller received US$22,250. Mr. Macedo was not entitled to participate in STIP, but received profit sharing and a bonus from MSOL in the combined amount of R$43,890 Brazilian reais.. Such amount was converted into US dollars at an average exchange rate of $1 US dollar = R$1.9550 Brazilian reais. For bonuses paid in 2011 with respect to the 2010 calendar year, Mr. Roller received US$171, 275. Mr. Macedo received profit sharing and a bonus from MSOL in the combined amount of R$37,558 Brazilian reais. Such amount was converted into US dollars at an average exchange rate of $1 US dollar = R$1.6746 Brazilian reais.

(5)	Corporation’s contribution to the officer's account in the Corporation's 401(k) savings plan.

(6)	Amounts reported include certain perquisites and benefits related to the performance of an NEO's duties and includes the premium for certain officers' term life insurance policy, the premium for certain officers' disability life insurance policy, an automobile allowance for certain officers, a tax preparation fee and a housing allowance.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each NEO, the stock options (option-based awards) and SARs and RSUs (share-based awards) outstanding as at December 31, 2012. The Stock Option Plan and the SAR Plan pursuant to which the options and SARs are granted are discussed under "Compensation, Discussion and Analysis – Long Term Incentive Compensation".

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price (Cdn.$) (c)	Option expiration date (d)	Value of unexercised in-the- money options (Cdn.$) (e)	Number of units that have not vested (#) (f)	Market or payout value of share-based awards that have not vested (US$) (g)	Market or payout of vested share- based awards not paid out or distributed (US$) (h)
David M. Petroff	1,200,000	$1.05	10-Sep-17	-	Nil	Nil	Nil
James M. Roller(1)	100,000	$6.28	15-Sep-16	-	160,000	Nil	Nil
Álvaro Sérgio Xavier Brandão	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Geraldo Rogério Fernandes	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cleber Moreira Macedo	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	As Mr. Roller resigned on January 10, 2013, his options expired on April 10, 2013 in accordance with the terms of the Stock Option Plan.

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Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2012.

Name (a)	Option-based awards – Value vested during the year (US$) (b)	Share-based awards – Value vested during the year (US$) (c)	Non-equity incentive plan compensation - Value earned during the year (US$)(1) (d)
David M. Petroff	282,729	Nil	Nil
James M. Roller	Nil	Nil	Nil
Álvaro Sérgio Xavier Brandão	Nil	10,651	Nil
Geraldo Rogério Fernandes	Nil	Nil	Nil
Cleber Moreira Macedo	Nil	Nil	994

Pension Plan Benefits

The Corporation adopted a 401(k) Profit Sharing Plan subject to the requirements of Section 404(c) of the U.S. Employee Retirement Income Security Act. Participants may elect to defer a percentage of their eligible pay every pay period. The Corporation will match the contribution made by the participant up to 4% of the participant's eligible earnings.

The following table sets forth the value of all awards under the 401(k) plan during the year ended December 31, 2012.

Name (a)	Accumulated value at start of year (US$) (b)	Compensatory Employee Contribution (US$) (c)	Non- Compensatory (US$) (d)	Accumulated value at year end (US$) (e)
James M. Roller	197,078	7,362	84,588	289,027

Termination and Change of Control Benefits

The employment agreement for Mr. Petroff described under "Base Salaries" provides that upon a termination without cause (whether actual or constructive), Mr. Petroff would be entitled to (a) any accrued but unpaid base salary to the date of termination and a pro-rated bonus, (b) a single payment equal to two times annual salary plus STIP (based on Mr. Petroff’s target bonus, and assuming for purpose of the bonus that personal and corporate targets were met for such year), (c) a single payment equal to two times the value of the long term incentive awarded to Mr. Petroff in the prior fiscal year, and (d) continued participation in all applicable employee benefit programs from the date of termination and continuing for up to 24 months.

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Mr. Petroff’s employment agreement provides that if there is a change of control and Mr. Petroff is terminated without cause (whether actual or constructive) within 12 months following such change of control, Mr. Petroff shall be entitled to the benefits noted in the prior paragraph as well as immediate vesting of any RSUs and options then held.

Mr. Petroff’s employment agreement provides that upon a termination for cause or voluntary resignation, Mr. Petroff shall receive any unpaid salary and STIP earned for the prior year, but not yet paid, and in the case of a voluntary resignation only, a pro rata portion of his STIP for the current year assuming that personal and corporate targets were met for such year.

The employment agreement for Mr. Roller described under "Base Salaries" provided that upon (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation, or (iii) expiration of the agreement without renewal by the Corporation, Mr. Roller would have been entitled to (a) any accrued but unpaid base salary to the date of termination and a pro-rated bonus, (b) a single payment of 100 percent of annual salary plus bonus (bonus being equal to the highest bonus amount granted in the current and preceding two years), (c) continued participation in all applicable employee benefit programs from the date of termination and continuing for up to twelve months, (d) if the foregoing payment was determined to constitute a "parachute payment" under Section 280G of the United States Internal Revenue Code, an additional gross-up payment to compensate for the excise tax on the payment, and (e) exercise all stock options, whether or not they had vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations). Mr. Roller's employment agreement provided that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made. Mr. Roller's employment agreement also states that, with certain exceptions, Mr. Roller agrees not to disclose or use any trade secrets or proprietary or confidential information obtained during the course of employment, or to solicit employees of the Corporation, for one year after employment has ended.

Compensation of Directors

General

The Corporation compensates non-executive directors annually, pursuant to a written policy, by paying cash fees. The Corporation also compensates its non-executive directors by granting stock options in accordance with the Stock Option Plan, DSUs in accordance with the Deferred Share Unit Plan and SARs in accordance with the SAR Plan. Directors with a written employment agreement with the Corporation are not paid a fee for service as a director in addition to what they are provided pursuant to their employment agreements. Currently, all of the directors, other than Mr. Petroff are eligible for fees for their services as directors.

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The following table describes compensation for non-executive directors for the year ended December 31, 2012.

Name (a)	Fees earned (US$) (b)	Share- based awards (US$) (c)	Option- based awards (US$) (d)	Non-equity incentive plan compensation (US$) (e)	Pension value (US$) (f)	All other compensation (US$) (g)	Total (US$) (h)
John Andrews(1)	118,505	Nil	Nil	Nil	Nil	Nil	118,505
Andrew C. Burns	114,258	Nil	Nil	Nil	Nil	Nil	114,258
Gilmour Clausen	109,300	Nil	Nil	Nil	Nil	Nil	109,300
William E. Dow(2)	21,925	Nil	Nil	Nil	Nil	Nil	21,925
Richard Falconer(3)	50,625	56,673	Nil	Nil	Nil	Nil	107,298
Gary E. German(4)	108,928	Nil	Nil	Nil	Nil	Nil	108,928
Anthony F. Griffiths	89,125	Nil	Nil	Nil	Nil	Nil	89,125
Frederick Hermann(5)	12,375	Nil	Nil	Nil	Nil	Nil	12,375
Luis Miraglia(5)	13,000	52,266	Nil	Nil	Nil	Nil	65,266

(1)	Mr. Andrews resigned as a director on September 27, 2012.
(2)	Mr. Dow resigned as a director on May 23, 2012.
(3)	Mr. Falconer joined the Board on May 22, 2012 and became Chairman on June 29, 2012.
(4)	Mr. German resigned as Chairman on June 29, 2012 and resigned as a director on September 27, 2012.
(5)	Mr. Hermann and Mr. Miraglia were appointed to the Board on September 27, 2012.

Retainers

In 2011, the Corporation updated its director compensation policy based on recommendations from 3XCD and the Compensation Committee.

Pursuant to the current policy for cash fees, directors are paid an annual fee equal to Cdn.$40,000 and the Chairman of the Board, Mr. German until June 29, 2012, and since then and currently Mr. Falconer, is entitled to an additional Cdn.$24,000.

In addition, under the director compensation policy, (i) directors serving on the Audit Committee, Compensation Committee and Corporate Governance Committee are paid Cdn.$7,500 per Committee annually, the Chairman of the Audit Committee receives an additional Cdn.$10,000 annually, the Chairman of the Compensation Committee receives and additional Cdn.$7,500 annually, and the Chairman of the Corporate Governance Committee receives an additional Cdn.$5,000 annually, and (ii) directors serving on the Health, Safety and Environmental Committee are paid Cdn.$4,500 annually and the Chairman of the Health, Safety and Environmental Committee receives an additional Cdn.$5,000 annually. All compensation described in this paragraph and the preceding paragraph is paid on a quarterly basis.

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The table below sets out the amounts of cash retainer fees paid to directors in 2012.

Board or Committee Name	Annual Retainer (Cdn.$)
Board	40,000
Board Chairman	24,000
Audit Committee	7,500
Audit Committee Chairman	10,000
Compensation Committee	7,500
Compensation Committee Chairman	7,500
Corporate Governance Committee	7,500
Corporate Governance Committee Chairman	5,000
Health, Safety and Environmental Committee	4,500
Health, Safety and Environmental Committee Chairman	5,000

Directors are also reimbursed for their out-of-pocket expenses incurred on behalf of the Corporation.

Deferred Share Unit Plan

In 2008, the Board adopted a DSU Plan for non-executive directors. A DSU is a unit equivalent in value to one Share based on the market price. DSUs will be granted annually by the Board. A director may also elect to receive payment in DSUs, rather than cash, for all or a portion of his or her annual Board retainer or annual chair retainer by providing the required notice to the Corporation in accordance with the plan.

DSUs are redeemable only when a director leaves the Board, thereby providing an ongoing equity stake throughout the director's service. A departing director will receive a cash payment, as soon as practicable after the director's withdrawal date, but, in any event, no later than December 31 of the first calendar year commencing after the director's withdrawal date in the case of a Canadian director. All payments in respect of DSUs must be made to directors resident in the United States (i) in the case of the death of a director, in the year in which death occurred, or (ii) if a director has ceased to be a director or employee for any other reason, at least six (6) months after their termination date but prior to December 31 in the year in which that six (6) month period expires.

The value of the cash payment is determined by multiplying the number of DSUs in the director's account on the redemption date by the market price on such redemption date. Applicable income tax and other withholdings will be deducted as required by law.

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DSUs issued to each non-executive director during 2012 are reflected in the table below:

Name	Number of DSUs	Value of DSUs (US$)
John Andrews	Nil	Nil
Andrew C. Burns	Nil	Nil
Gilmour Clausen	Nil	Nil
William E. Dow	Nil	Nil
Richard D. Falconer	30,000	46,800
Gary E. German	Nil	Nil
Anthony F. Griffiths	Nil	Nil
Frederick Hermann	30,000	37,800
Luis Miraglia	30,000	37,800

Share Appreciation Rights

SARs issued to each non-executive director during 2012 are reflected in the table below:

Name	SARs #	Strike Price (Cdn.$)
John Andrews	Nil	N/A
Andrew C. Burns	Nil	N/A
Gilmour Clausen	Nil	N/A
William E. Dow	Nil	N/A
Richard D. Falconer	25,000	1.56
Gary E. German	Nil	N/A
Anthony F. Griffiths	Nil	N/A
Frederick Hermann	25,000	1.26
Luis Miraglia	25,000	1.26

Cliff Share Appreciation Rights

In December 2010, each of the non-executive directors serving at such time received a Cliff SAR entitling them to a payment if a change of control occurred at an offer price of US$10 per Share or more. If a participant that was a non-executive director at the time of receiving the Cliff SARs retired, the Cliff SARs held by the participant would expire six months following such retirement. If, at the end of such six month period, no change of control had occurred, such participant would be entitled to receive a cash payment equal to the amount that such non-executive director would have received had the participant received SARs or DSUs, on December 8, 2010, rather than Cliff SARs.

As of the date hereof, no directors hold any Cliff SARs. On June 18, 2012, each of the directors that held a Cliff SAR relinquished their Cliff SARs for no consideration. As Mr. Dow resigned from the Board on May 23, 2012, his Cliff SAR expired on November 23, 2012, at which time he was entitled to, and received, a payment equal to US$56,246.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each director, the stock options (option-based awards) and SARs and DSUs (share-based awards) outstanding as at December 31, 2012. The Stock Option Plan and the SAR Plan pursuant to which the options and SARs are granted are discussed above under "Compensation, Discussion and Analysis – Long Term Incentive Compensation". The DSU Plan pursuant to which the DSUs are granted is discussed above under "Compensation of Directors – Deferred Share Unit Plan".

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price (Cdn.$) (c)	Option expiration date (d)	Value of unexercised in-the-money options (Cdn.$) (e)	Number of units that have not vested (#) (f)	Market or payout value of share-based awards that have not vested (US$) (g)
John Andrews	Nil	Nil	Nil	Nil	14,600	19,126
Andrew C. Burns	70,000	$6.28	15-Sep-16	Nil	65,046	23,485
Gilmour Clausen	70,000	$6.28	15-Sep-16	Nil	65,046	23,485
William E. Dow	Nil	Nil	Nil	Nil	Nil	Nil
Richard D. Falconer	Nil	Nil	Nil	Nil	55,000	19,200
Gary E. German	Nil	Nil	Nil	Nil	73,391	46,970
Anthony F. Griffiths	70,000	$6.28	15-Sep-16	Nil	Nil	Nil
Frederick Hermann	Nil	Nil	Nil	Nil	55,000	19,200
Luis Miraglia	Nil	Nil	Nil	Nil	55,000	19,200

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Value Vested or Earned During the Year

The following table sets forth, for each director, the value of all incentive plan awards as of the year ended December 31, 2012.

Name (a)	Option-based awards – Value vested during the year (US$) (b)	Share-based awards – Value vested during the year (US$) (c)	Non-equity incentive plan compensation - Value earned during the year (US$) (d)
John Andrews	Nil	19,126	Nil
Andrew C. Burns	Nil	Nil	Nil
Gilmour Clausen	Nil	Nil	Nil
William E. Dow	Nil	56,246	Nil
Richard D. Falconer	Nil	Nil	Nil
Gary E. German	Nil	46,970	Nil
Anthony F. Griffiths	Nil	Nil	Nil
Frederick Hermann	Nil	Nil	Nil
Luis Miraglia	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Pursuant to the Stock Option Plan, the Corporation may grant stock options to directors, officers, employees and consultants of the Corporation and its subsidiaries. Options to purchase an aggregate of 10,500,000 Shares are authorized for issuance pursuant to the Stock Option Plan. As of December 31, 2012, a total of 12,897,354 stock options had been granted, of which 4,915,319 had expired without being exercised. Of the stock options that had been granted as of such date, 6,145,785 stock options had been exercised.

The following table sets forth information concerning the Stock Option Plan as of December 31, 2012.

Plan Category	Number of Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options (Cdn.$)	Number of Shares remaining available for future issuance under Stock Option Plan
Stock Option Plan (previously approved by Shareholders)	1,836,250	2.53	3,717,965

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No (i) executive officer, director or Nominee of the Corporation, (ii) associate of an executive officer, director or Nominee, or (iii) former executive officer, director or employee of the Corporation, was indebted to the Corporation or its subsidiaries at any time during the most recently completed financial year of the Corporation or as of May 6, 2013.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, in any transactions since the commencement of the Corporation's most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries of (i) directors or executive officers of the Corporation, (ii) Nominees, (iii) any Shareholder who beneficially owns 10 percent or more of the Shares, or a director or executive officer of such 10 percent plus Shareholder, or (iv) any known associate or affiliate of any of the foregoing persons.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

Directors' and officers' liability insurance has been purchased for the benefit of the directors and officers of the Corporation, to back up the Corporation's indemnification of them against liability incurred in their capacity as directors and officers, subject to certain limitations under applicable law. The premium for such insurance in the 2012 fiscal year was approximately US$560,125, which was paid by the Corporation. The aggregate non-indemnifiable, corporate reimbursement and entity coverage for securities claims (also known as A/B/C) insurance coverage obtained under the policies is US$38 million per year, with a per claim retention of nil for non-indemnifiable claims, US$75,000 for corporate reimbursement and US$150,000 for a securities claim(s). The Corporation also purchases a US$7 million excess of US$38 million and led difference-in-condition A-side (non-indemnifiable) only policy, which premium was included in the US$560,125 paid by the Corporation.

In accordance with the provisions of the OBCA, the by-laws of the Corporation, as amended in 2009, also provide that the Corporation will indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided however that the Corporation shall not so indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual's conduct was lawful.

In addition, the Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above, but the individual shall repay the Corporation if the individual does not fulfil the conditions set out in (i) and (ii) above.

If the Corporation becomes liable under the terms of its by-laws, the insurance coverage discussed above will extend to its liability; however, each claim will be subject to a per claim retention of US$75,000 or US$150,000, depending on the nature of the claim.

During the 2012 fiscal year, certain directors or officers of the Corporation were indemnified by the Corporation and no directors or officers were paid by the insurer under the Corporation's directors' and officers' insurance policy in their capacity as such.

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OTHER BUSINESS

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Circular.

CORPORATE GOVERNANCE DISCLOSURE

As a Canadian reporting issuer with securities listed on the TSX and in compliance with Part IV, Section 472 of the TSX Company Manual, the Corporation is required to provide annual disclosure of its approach to corporate governance with reference to National Instrument 58-101 – Disclosure of Corporate Governance Practices. In 2006, the Corporation retained an independent consultant, Deloitte & Touche LLP ("Deloitte"), to provide advice and recommendations to the Corporation with respect to corporate governance. In 2007, the Corporation enhanced existing, and/or implemented additional internal controls in consultation with Deloitte.

Board of Directors

Based on the definition of "independence" in Multilateral Instrument 52-110 – Audit Committees, Messrs. Burns, Clausen and Griffiths are all independent directors of the Corporation. Independence of the Board from management results from (i) a majority of the current directors and Nominees being independent directors, (ii) an independent Chairman, (iii) the Audit Committee, the Corporate Governance Committee and the Compensation Committee being comprised solely of independent directors, and (iv) the Chairman of each Board committee being independent.

A number of the directors are directors of other listed issuers. Mr. Falconer is a director of Resolute Forest Products Inc. and Chorus Aviation Inc. Mr. Petroff is a director of St Andrew Goldfields Ltd, Foran Mining Corporation and Pancontinental Uranium Corporation. Mr. Bee is a director of Stillwater Mining Company and Sandspring Resources Ltd.

Mr. Falconer, an independent director, is the Chairman of the Board. Mr. Falconer's role as Chairman is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation. His responsibilities include leading the Board meetings, establishing procedures to assist the Board's work, facilitating ongoing communication between the Board and the management of the Corporation, overseeing the responsibilities delegated to the Board committees, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation's formation documents and as set forth in the Chairman of the Board position description. Mr. Falconer calls meetings of the independent directors when he determines appropriate. The independent directors hold meetings separately from the other directors from time to time.

The following table reflects the attendance record of each director at Board meetings held during the period from January 1, 2012 through to the Record Date. The number of meetings set out below reflects the total number of meetings while such person was a director. In total, there were 20 board meetings from January 1, 2012 to May 6, 2013.

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Director	Meetings Attended
John Andrews (1)	13 of 15
Andrew C. Burns	20 of 20
Gilmour Clausen	19 of 20
William Dow (2)	3 of 4
Richard Falconer (3)	16 of 16
Gary German (4)	13 of 15
Anthony Griffiths	19 of 20
Frederick Hermann (5)	4 of 5
Luis Miraglia (6)	5 of 5
David M. Petroff (7)	6 of 6
Daniel Titcomb (8)	3 of 5

(1)	Mr. Andrews resigned as a director on September 27, 2012.
(2)	Mr. Dow resigned as a director on May 23, 2012.
(3)	Mr. Falconer joined the Board on May 22, 2012.
(4)	Mr. German resigned as a director on September 27, 2012.
(5)	Mr. Hermann joined the Board on September 27, 2012.
(6)	Mr. Miraglia joined the Board on September 27, 2012.
(7)	Mr. Petroff joined the Board on September 10, 2012.
(8)	Mr. Titcomb resigned as a director on May 31, 2012.

Board Mandate

The Board has expressly assumed responsibility for supervising the management of the business and affairs of the Corporation. It is the Board's policy and goal to enhance shareholder value by careful oversight (including approval of all material actions) of the Corporation's businesses, and by continuously assessing long-range opportunities to expand these businesses. The Board sets long-term goals, reviews strategic planning and policies established by senior management, supervises the implementation of such goals and policies, and critically reviews the progress of such goals and policies at its meetings. The Corporate Governance Committee of the Board recommended, and the Board adopted, a written mandate of the Board on November 7, 2006. A copy of the Board mandate is attached as Exhibit A hereto.

Position Descriptions

In 2006, the Board, with the assistance of the Corporate Governance Committee, adopted a written position description for the Chairman of the Board. Such position description was formulated based upon the standards in the industry.

The roles and duties of the persons holding the positions of Chairman of each of the Board Committees are established through a discussion of, and agreement upon, the standards in the industry and based on the recommendations of the Corporate Governance Committee.

The duties of the Chief Executive Officer are described in the written position description that was adopted by the Board in 2006. Such position description was formulated based upon the standards in the industry.

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Orientation and Continuing Education

The Corporation provides education (through management and outside professional advisers) on specific issues as they arise. The Board's practice is to conduct an initial orientation session for new directors and an annual orientation meeting to update all directors regarding relevant matters. In addition, management presentations are made to the Board as required on developments relating to the business of the Corporation. The Corporation also sponsors director attendance at appropriate education seminars. The Corporate Governance Committee maintains responsibility under its written charter to provide orientation training and continuing education to all directors of the Corporation.

Ethical Business Conduct

The Board and the Corporation have a long-standing commitment to conduct Jaguar's business in compliance with applicable laws and regulations. This commitment helps ensure the Corporation's reputation for honesty, quality and integrity. The Corporation requires that all employees respect and obey all applicable laws. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Corporation is regulated by a number of laws, rules and regulations. Compliance with these laws, rules and regulations is required and expected. The Board has adopted a whistleblower policy to facilitate anonymous complaints of employees, contractors, directors, officers and the Corporation's agents against the Corporation or any of its directors, officers or employees relating to financial statement disclosures, accounting, internal controls and audit matters. The Board has also adopted an insider trading policy which outlines the rules and restrictions applicable to directors, officers and employees of Jaguar and its subsidiaries regarding the trading of securities of the Corporation.

Directors and officers are expected to act in a manner that avoids even the appearance of conflict between their personal interests and those of the Corporation. To that end, duties and responsibilities of directors include: (i) preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Corporation and disclosing details of any such real or perceived conflicts of interest should they arise, and (ii) voting on all matters requiring a decision of the Board or its Committees, except where a conflict of interest may exist. In addition, any member of the Board who finds himself in a real or potential conflict of interest situation must immediately declare his interest to the Board and refrain from participating in any discussion about the conflicting issue or from voting thereon. The directors and officers owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises. The Corporation's policy is to compete vigorously, aggressively and successfully in today's increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which it operates.

In addition, in 2006, the Corporate Governance Committee recommended, and the Board adopted, a Code of Conduct and Ethics. The Board, through the Corporate Governance Committee, monitors compliance with the Code of Conduct and Ethics. The Board requires the Corporation's executive management to advise it of any reports received regarding violations of the Code of Conduct and Ethics. The Board is responsible for the granting of any waivers from the Code of Conduct and Ethics to directors or executive officers. Disclosure will be made by the Corporation as required by law of any waiver from the requirements of the Code of Conduct and Ethics granted to the Corporation's directors or executive officers in the Corporation's quarterly report that follows the grant of such waiver.

In accordance with recommendations made by Deloitte, in their capacity as independent consultants to the Corporation in matters of corporate governance control, the Board instituted additional corporate governance controls during 2007. Included among such controls was delivery of copies of the Corporation's various policies, including the Code of Conduct and Ethics, to employees of the Corporation, which must be abided by. Some of these policies have also been made accessible on Jaguar's website. In addition, in September 2007, the Corporation implemented enhanced controls, on the recommendation of Deloitte, to remediate some perceived weaknesses identified by Deloitte in the Corporation's internal controls.

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Shareholders may request a copy of the Code of Conduct and Ethics by submitting a request in writing to the Corporate Secretary of the Corporation at 67 Yonge Street, Suite 1203, Toronto, Ontario, Canada M5E 1J8. The Code of Conduct and Ethics may also be accessed on the Corporation's website at www.jaguarmining.com.

Nomination of Directors

The Board keeps itself informed of the leaders in the business world and particularly leaders in the mining industry. Any member of the Board may submit a potential candidate to be a nominee for the position of director. The Board reviews the field of potential nominees having regard to the competencies and skills desired of the Board as a whole, and discusses the achievements, skills and competencies, leadership qualities, professional acumen and availability of such potential nominees, and agrees on which candidates are presented as official nominees supported by the Board. The Board currently does not have a nominating committee. The Corporate Governance Committee will continue to examine whether the Board should establish a nominating committee if circumstances warrant.

Board Committees

The Board Committees consist of the Compensation Committee, the Audit Committee, the Corporate Governance Committee and the Health, Safety and Environmental Committee.

Compensation Committee

The Board established a Compensation Committee to assist with compensation matters. The Compensation Committee is currently comprised of Messrs. Clausen, Falconer and Griffiths, all of whom are independent directors. Mr. Griffiths is the current Chairman of the Compensation Committee. As Messrs. Clausen and Griffiths are not standing for re-election at the Meeting, the Compensation Committee will be reconstituted after the Meeting.

The Corporation has adopted a written policy for compensating directors that includes payment of cash fees, SARs and DSUs. The policy was last updated on May 11, 2006 and affirmed on March 20, 2013. The Corporation also compensates directors by granting stock options. From 2005 through and including 2012, the Corporation retained 3XCD as independent compensation consultants to review the compensation of the Corporation's executive officers and the Board. In 2008 only, the Corporation also engaged Mercer to conduct a competitive bench marking review for the Corporation's NEOs and independent directors. The Compensation Committee reviewed industry standards and considered the recommendations of the consultants in developing the written Board compensation policy and subsequent updates thereto. For additional information concerning the process of determining compensation for the directors and executive officers of the Corporation, see "Report on Executive Compensation" and "Compensation of Directors", under "Statement of Executive Compensation" above.

In November 2006, the Board adopted a written Charter of the Compensation Committee, which was updated in July 2007 and affirmed on March 20, 2013. Generally, the Compensation Committee is responsible for establishing, administering and evaluating the compensation philosophy, policies and plans for non-employee directors and executive officers, and reviewing and making recommendations to the Board concerning director and executive compensation. In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the Chief Executive Officer's compensation and setting goals and objectives relevant to the Chief Executive Officer, reviewing peer group and other industry compensation data, reviewing and making recommendations to the Board in respect of equity-based and incentive compensation plans, overseeing the appointment, promotion, performance and compensation of the Corporation's non-executive officers, and evaluating the effectiveness of its Charter and recommending any necessary changes to the Board. A copy of the Compensation Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

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The Compensation Committee members' experience in leadership roles, their extensive knowledge of the mining industry and their mix of experience in operations, financial matters and corporate strategy provides the Compensation Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate. The following comprises a brief summary of each member’s direct experience that is relevant to his responsibilities in executive compensation and that contributes to the ability of the Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Mr. Griffiths	•	Former Chief Executive Officer of various organizations including Mitel Networks Corporation
	•	Current member of the compensation committees of Russel Metals Inc., Fairfax Financial Holdings Limited, Novadaq Technologies Inc. and Vitran Corporation Inc.
	•	Former member of the compensation committees of Hub International Limited, ShawCor Ltd. and Calian Technology Ltd.
Mr. Falconer	•	Former executive at CIBC World Markets for over 40 years with extensive experience in personnel matters
	•	Member, Human Resources and Compensation Committee of Chorus Aviation Inc.
Mr. Clausen	•	Chief Executive Officer of Augusta Resource Corporation
	•	Current member of the compensation committee of Wildcat Silver Corporation

Audit Committee

The Board adopted an Audit Committee Charter in May 2005, which was updated in July 2007 and March 20, 2013. The Audit Committee is currently comprised of Messrs. Burns, Clausen and Griffiths, all of whom are independent. Mr. Burns is the Chairman of the Audit Committee. The Audit Committee assists the Board in fulfilling its oversight responsibilities by conducting reviews and discussions with management and the independent auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures of the Corporation and ensuring implementation of such controls and procedures; monitoring the quality and integrity of the Corporation's financial statements and other financial information; and selecting and monitoring the independence and performance of the Corporation's outside auditors. The Audit Committee is also responsible for overseeing the Corporation's whistleblower procedures and administering the whistleblower policy. As part of its role, the Audit Committee receives recommendations from management and the external auditor appointed by the Shareholders regarding the matters described in the preceding sentence, examines such recommendations and advises the Board concerning actions that should be taken.

As Messrs. Burns, Clausen and Griffiths will not be standing for re-election at the Meeting, the Audit Committee will be reconstituted after the Meeting. The majority of the Nominees meet the independence and financial literacy and expert requirements under US and Canadian legislation to properly constitute the Audit Committee.

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Disclosure of information concerning the Audit Committee, as required by Form 52-110F1, is set forth in the Corporation's annual information form for the fiscal year ended December 31, 2012 under the sections entitled "Audit Committee", "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" under "Directors and Executive Officers", and a copy of the Charter of the Audit Committee is attached as an appendix thereto. A copy of the Charter is also accessible on the Corporation's website at www.jaguarmining.com. A copy of the Corporation's annual information form is available on SEDAR at www.sedar.com.

Corporate Governance Committee

In 2005, the Board established a Corporate Governance Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance matters of the Corporation. In 2006, the Board hired Deloitte as independent consultants to provide advice with respect to, and to aid in the implementation of, corporate governance controls. After considering the recommendations of Deloitte, the Corporate Governance Committee made additional governance recommendations to the Board in 2007, including with respect to enhancing certain of the Corporation's internal controls, which measures were implemented. The current members of the Corporate Governance Committee are Messrs. Burns, Falconer and Miraglia, all of whom are independent. Mr. Miraglia is the current Chairman of the Corporate Governance Committee. As Mr. Burns is not standing for re-election at the Meeting, the Corporate Governance Committee will be reconstituted after the Meeting.

In November 2006, the Corporate Governance Committee adopted a written Charter, which was updated in July 2007 and affirmed on March 20, 2013. Generally, the Corporate Governance Committee assists the Board in discharging its duties relating to the safeguarding of assets, develops, recommends and oversees the operation of adequate corporate governance systems in compliance with applicable laws, stock exchange rules and accounting standards, identifies individuals qualified to become Board members, and assists in the selection of director nominees. In addition, the Corporate Governance Committee is responsible for developing and administering director orientation and continuing education programs, reviewing the size and composition of the Board and its Committees and their functions and effectiveness, making recommendations to the Board with respect to fraud prevention policies, and recommending sound corporate governance practices on an ongoing basis. A copy of the Corporate Governance Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

Health, Safety and Environmental Committee

The Board established a Health, Safety and Environmental Committee in 2005 for the purpose of reviewing, advising and making recommendations to the Board concerning the fulfillment of responsibilities relating to various human resources and environmental issues applicable to the Corporation. The current members of the Health, Safety and Environmental Committee are Messrs. Clausen, Hermann and Miraglia, all of whom are independent except for Mr. Hermann. Mr. Hermann is the current Chairman of the Health, Safety and Environmental Committee. As Mr. Clausen is not standing for re-election, the Health, Safety and Environmental Committee will be reconstituted after the Meeting.

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ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Corporation. Additional information about the Corporation may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may request copies of the Corporation's annual consolidated financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2012 by writing to the Corporate Secretary of the Corporation at 67 Yonge Street, Suite 1203, Toronto, Ontario, Canada M5E 1J8. Financial information relating to the Corporation is included in the comparative audited consolidated financial statements for the most recently completed financial year ended December 31, 2012 and the Management's Discussion and Analysis related thereto contained in the Annual Report of the Corporation for the 12-month period ended December 31, 2012.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders, each director of the Corporation and its auditors have been approved by the Board of the Corporation.

DATED as of the 6th day of May, 2013.

RICHARD D. FALCONER
Richard D. Falconer
Chairman of the Board of Directors

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SCHEDULE A

ADVANCE NOTICE BY-LAW

OF

JAGUAR MINING INC.
(the “Corporation”)

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation and shareholders to evaluate all nominees’ qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this Advance Notice By-law (the “By-law”) is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This By-law is the framework by which the Corporation seeks to fix a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the position of the Corporation that this By-law is beneficial to shareholders and other stakeholders. This By-law will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.	Nomination procedures. Subject only to the Business Corporations Act (Ontario) (the “Act”) and the articles of the Corporation (the “Articles”), only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this By-law and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this By-law.

2.	Timely notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation.

3.	Manner of timely notice. To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

a.	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	Proper form of timely notice. To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

a.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.	as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information, including a written consent to act, as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

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5.	Eligibility for nomination as a director. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this By-law; provided, however, that nothing in this By-law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	Terms. For purposes of this By-law:

a.	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.	Delivery of notice. Notwithstanding any other provision of this By-law, notice given to the Secretary of the Corporation pursuant to this By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the aforesaid address) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.	Board Discretion. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this By-law.

CURRENCY

This By-law was approved and adopted by the Board on March 20, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms from and after such date. Notwithstanding the foregoing, if this By-law is not ratified by ordinary resolution of the shareholders of the Corporation present in person or voting by proxy at the next meeting of the shareholders validly held following the Effective Date, then this By-law shall terminate and be of no further force and effect following the conclusion of such meeting of shareholders.

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EXHIBIT A

JAGUAR MINING INC.

BOARD MANDATE

History of the Board Mandate

Adopted by the Board of Directors:	November 7, 2006

Purpose of the Board

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Corporation. The Board seeks to discharge this responsibility by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Corporation and the underlying value of the Corporation.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times.

Mandate

The Board discharges its responsibility for overseeing the management of the Corporation's business by delegating to the Corporation's senior officers the responsibility for day-to-day management of the Corporation. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Corporate Governance Committee, the Compensation Committee, and the Health, Safety and Environmental Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives. Other principal duties include, but are not limited to, the following categories:

A.	Appointment of Management

1.	The Board is responsible for approving the appointment of the Chief Executive Officer and the other officers of the Corporation and reviewing the performance of the executive officers. The Board responds to recommendations of the Compensation Committee concerning the compensation of the Chief Executive Officer and the other executive officers of the Corporation and approves their compensation.

2.	The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to train and develop management. The Board is responsible for approving management's succession plans for the Chief Executive Officer and the other officers of the Corporation.

B.	Board Organization

1.	The Board will respond to recommendations received from the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

2.	The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, human resources, safety, environmental and other matters, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

C.	Strategic Planning

1.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission and goals of the Corporation.

2.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Corporation may reach those goals.

3.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

4.	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

D.	Monitoring of Financial Performance and Other Financial Reporting Matters

1.	The Board is responsible for enhancing congruence between shareholder expectations, Corporation plans and management performance.

2.	The Board is responsible for:

(a)	adopting processes for monitoring the Corporation's progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Corporation; and

(b)	taking action when Corporation performance falls short of its goals, or when other special circumstances warrant.

3.	The Board is responsible for approving the annual audited financial statements, the interim financial statements, and the notes and Management's Discussion and Analysis accompanying such financial statements.

4.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Corporation's governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

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E.	Risk Management

The Board is responsible for the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation's shareholders.

F.	Environmental Oversight

The Board is responsible for reviewing and providing input into ensuring the implementation of appropriate environmental stewardship and health and safety management systems that are sufficient within the terms and practices of the mining industry with the objective of compliance with applicable laws and Corporation policies.

G.	Policies and Procedures

1.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Corporation is operated; and

(b)	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

2.	The Board shall enforce its policy respecting confidential treatment of the Corporation's proprietary information and the confidentiality of Board deliberations.

H.	Communications and Reporting

1.	The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Corporation is conducted.

2.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Corporation to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Corporation;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Corporation's implementation of systems to accommodate feedback from shareholders.

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